10X Capital Venture Acquisition Corp. III

1 World Trade Center, 85th Floor

New York, NY 10007

January 10, 2022

VIA EDGAR

Ruairi Regan and Jim Lopez

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	10X Capital Venture Acquisition Corp. III

Registration Statement on Form S-1

Filed March 4, 2021, as amended

File No. 333-253868

Dear Mr. Regan and Mr. Lopez:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, 10X Capital Venture Acquisition Corp. III respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on January 11, 2022, or as soon thereafter as practicable.

Please call Elliott Smith of White & Case LLP at (212) 819-7644 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

10X Capital Venture Acquisition Corp. III

By:	/s/ Hans Thomas
Name:	Hans Thomas
Title:	Chairman and Chief Executive Officer

cc:	Elliott Smith, White & Case LLP

[Signature Page to Acceleration Request]